Statement of Cash Flows

Loveseat, Inc
1 January 2019 to 31 December 2019

	31 Dec 19	31 Dec 18
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	-$286,100.63	-$447,988.06
Depreciation	$25,358.00	$39,740.00
Amortization	$1,667.00	$1,667.00
Change in Inventory	$66,041.53	$38,468.49
Change in Prepaid Expenses	$1,366.95	-$1,277.70
Change in Security Deposit	$70,809.02	$20,374.74
Change in Accounts Payable	$1,151.72	$3,333.49
Change in Salaries & Wages Payable	$3,320.31	-$3,924.93
Change in Taxes Payable	-$2,181.46	-$2,834.75
Net Cash Flows From Operating Activities	**-$118,567.56**	**-$352,441.72**
Cash Flows From Investing Activities		
Purchase of Property, Plant & Equipment	-$5,388.23	$0.00
Purchase of Domain Name	$0.00	$0.00
Net Cash Flows From Investing Activities	**-$5,388.23**	**$0.00**
Cash Flows From Financing Activities		
Issuance of Common Stock	$0.00	$0.00
Issuance of Preferred stock	$0.00	$0.00
Change in Additional Paid in Capital	$184,620.30	$220,716.90
Change in Loans Payable - Current	-$28,763.12	$28,763.12
Change in Loans Payable - Noncurrent	-$9,228.65	-$8,779.70
Dividends Paid	$0.00	$0.00
Net Cash Flows From Financing Activities	**$146,628.53**	**$240,700.32**
Cash at Beginning of Period	$121,230.04	$232,971.44
Net Increase (Decrease) In Cash	$22,672.74	-$111,741.40
Cash at End of Period	**$143,902.78**	**$121,230.04**

Balance Sheet

Loveseat, Inc

As at 31 December 2019

	31 Dec 2019	31 Dec 2018
ASSETS		
Current Assets		
Cash	$143,902.78	$121,230.04
Inventory	$40,089.50	$106,131.03
Prepaid Expenses	$0.00	$1,366.95
Security Deposit	$15,402.24	$86,211.26
Total Current Assets	**$199,394.52**	**$314,939.28**
Non-Current Assets		
Plant, Property, and Equipment, Net	$6,290.20	$26,259.97
Domain Name, Net	$17,915.00	$19,582.00
Total Non-Current Assets	**$24,205.20**	**$45,841.97**
TOTAL ASSETS	**$223,599.72**	**$360,781.25**
LIABILITIES & SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$48,936.08	$47,784.36
Salaries and Wages Payable	$4,548.86	$1,228.55
Insurance Payable	$0.00	$0.00
Taxes Payable	$9,241.29	$11,422.75
Loans Payable	$8,400.00	$37,163.12
Total Current Liabilities	**$71,126.23**	**$97,598.78**
Non-Current Liabilities		
Loans Payable	$22,294.64	$31,523.29
Total Non-Current Liabilities	**$22,294.64**	**$31,523.29**
TOTAL LIABILITIES	**$93,420.87**	**$129,122.07**
Shareholder's Equity		
Preferred Stock (7,111,867 shares authorized, 5,806,356 shares issued and outstanding. $.00001 par value)	$58.06	$58.06
Common Stock (16,914,637 shares authorized, 9,000,000 shares issued and outstanding. $.00001 par value)	$90.00	$90.00
Additional Paid in Capital	$2,192,215.92	$2,007,595.62
Retained Earnings (Deficit)	-$2,062,185.13	-$1,776,084.50
Total Shareholders' Equity	**$130,178.85**	**$231,659.18**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$223,599.72**	**$360,781.25**

Income Statement

Loveseat, Inc
1 January 2019 to 31 December 2019

	31 Dec 19	31 Dec 18
Operating Income		
Sales, Net	$1,085,011.86	$1,920,425.21
Cost of Sales	-$273,351.96	-$638,107.57
Gross Profit	**$811,659.90**	**$1,282,317.64**
Operating Expense		
General & Administrative	$751,959.48	$1,084,625.87
Rent	$243,196.25	$367,332.80
Marketing & Advertising	$51,049.39	$215,497.77
Professional & Legal Fees	$21,823.50	$17,772.00
Depreciation	$25,358.00	$39,740.00
Amortization	$1,667.00	$1,667.00
Furniture Restoration Equipment & Supplies	$5,591.23	$3,640.26
Total Operating Expense	**$1,100,644.85**	**$1,730,275.70**
Net Income from Operations	**-$288,984.95**	**-$447,958.06**
Other Income (Expense)		
Consignor Payment Write Off	$3,922.32	$0.00
Taxes & Licenses	-$1,038.00	-$30.00
NET INCOME	**-$286,100.63**	**-$447,988.06**